writer’s direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@doverdowns.com

June 6, 2006

Via EDGAR
CORRESP
and Regular Mail

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:       Dover Downs Gaming & Entertainment, Inc. (the “Company”)
Form10-K for the year ended December 31, 2005
Filed March 9, 2006
SEC File Number 001-16791

Dear Ms. Cvrkel:

Thank you for your comment letter dated June 5, 2006.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

Annual Report on Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations, page 34

1.               We have reviewed your response to our prior comment and again request that your financial statements be revised in future filings to account for the gain from the sale of the shopping center in operating income. As you stated in your response, “the accounting treatment being proposed by the SEC is appropriate.”  Accordingly, please revise your financial statements to reflect the gain on sale of the shopping center in income from operations as required by paragraph 45 of SFAS No. 144 and footnote 68 to SAB Topic 13.

We will revise our financial statements to reflect the gain on sale of the shopping center in income from operations in future filings.

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel